

July 13, 2010

Via US Mail and Facsimile
Mr. William W. Burnham
Trudy Corporation
353 Main Avenue
Norwalk, CT 06851

> **RE:** **Trudy Corporation**
> **Schedule 13E-3/A filed July 2, 2010**
> **File No. 005-39154**
>
> **Amendment No. 1 to Preliminary Schedule 14C**
> **Filed July 2, 2010**
> **File No. 000-16056**

Dear Mr. Burnham:

We have reviewed your amended filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 1. We remind you that Exchange Act Rule 13d-2 requires prompt amendments to a Schedule 13D to reflect material changes to the information previously included in a Schedule 13D. Please refer to Compliance & Disclosure Interpretations 104.03 and 110.06 available at http://www.sec.gov/divisions/corpfin/guidance/reg13d-interp.htm.

Preliminary Information Statement, Amendment No. 1

How was the consideration for the asset sale determined, page 13

2.   Here and on page 18 under the caption "Consideration" please revise to specify in greater detail all qualitative and quantitative factors that were considered and how each factor impacted the determination of the asset price agreed upon. For example, quantify the metrics considered, if any, or describe in greater detail the "future prospects" considered and how this factored into the valuation of assets. In this regard, please set forth the basis for the Independent Committee's conclusion that there were "no opportunities" for raising much needed capital. In this regard, please supplement the disclosure to describe in detail not only the factor that was "mainly considered" (i.e. book value), but any other valuation metric discussed. Refer to Instruction 2 to Item 1014(b) of Regulation M-A.

Fairness Determination by the Independent Committee, the Board and the Company, page 18

3.   Please revise your discussion of procedural fairness to clarify that while a majority approved the action by written consent, consents were only sought from 5 shareholders, all of whom were directors, officers or significant shareholders of the company.

4.   Please clarify disclosure stating there was "no need" to structure approval of the transaction by shareholders to require approval of the majority of unaffiliated shareholders. The consideration of procedural fairness by the parties engaged in the going private transaction is distinct from consideration of the parties' compliance with basic legal requirements. Accordingly, please revise your disclosure to clarify that while not legally required, a shareholder vote could have been structured in the manner that would have required the majority of unaffiliated persons approve the transaction but that the Board chose not to do so.

5.   You disclose that significant weight was given to the company's "lack of value as a going concern" yet provide no quantitative information to support the statement. Please revise. In this regard, rather than refer shareholders in general to the company's accountants' reports, please revise to quantify the going concern value amounts considered by the Independent Committee and specific liquidation value amounts considered. If specific going concern or liquidation values were not considered, revise to clearly state this fact.

Effect of Affiliates Net Interests in Trudy Corporation, page 26

6.	We note your disclosure regarding net operating losses. Disclosure in your Form 10-K suggests that the loss carryover would expire starting in 2027. Please revise your disclosure to clarify this fact and disclose that the company may utilize this loss carry-forward at any year prior to expiration in which it generates taxable income. Expressly disclose, if true, that the surviving company and the remaining shareholders will be beneficiaries of these net operating loss carry-forwards. See Instruction 2 to Item 1013 of Regulation M-A.

7.	You disclose that it "appears" that each affiliate's net interest will be nil. Please clarify your disclosure and express in dollar terms and as a percentage, the affiliates share of net book value. Refer to Instruction 3 to Item 1013 of Regulation M-A.

Sale of Corporate Shell, page 47

8.	Please revise to state whether the Board has entered into any negotiations, as of the most reasonable practicable date, concerning the sale of the corporate shell.

Financial Information, page 50

9.	You appear to incorporate by reference information contained in the Form 10-K for the fiscal year ended March 31, 2010. We were unable to locate the report referenced. Please advise.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions